REGISTRATION STATEMENT NO. 333-[_________]

--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            REGISTRATION STATEMENT ON
                                    FORM S-3
                        UNDER THE SECURITIES ACT OF 1933

                           ---------------------------
                           IMMTECH INTERNATIONAL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                               39-1523370
      (State or other jurisdiction                  (I.R.S. Employer
   of incorporation or organization)               Identification No.)

                          150 Fairway Drive, Suite 150,
                          Vernon Hills, Illinois 60061
                                 (847) 573-0033
               (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
        INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                           ---------------------------

                         T. Stephen Thompson, President
                          150 Fairway Drive, Suite 150,
                          Vernon Hills, Illinois 60061
                                 (847) 573-0033
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                           ---------------------------

                                    COPY TO:
                              JOHN F. FRITTS, ESQ.
                          CADWALADER, WICKERSHAM & TAFT
                                 100 MAIDEN LANE
                          NEW YORK, NEW YORK 10038-4892

                           ---------------------------

        Approximate date of commencement of proposed sale to the public:
         From time to time after the effective date of this
                             Registration Statement.

IF THE ONLY SECURITIES BEING REGISTERED ON THIS FORM ARE BEING OFFERED PURSUANT TO DIVIDEND OR INTEREST REINVESTMENT PLANS, PLEASE CHECK THE FOLLOWING BOX. [ ]

IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OTHER THAN SECURITIES OFFERED ONLY IN CONNECTION WITH DIVIDEND OR INTEREST REINVESTMENT PLANS, CHECK THE FOLLOWING BOX. [X]

IF THIS FORM IS FILED TO REGISTER ADDITIONAL SECURITIES FOR AN OFFERING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT, PLEASE CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF THIS FORM IS A POST-EFFECTIVE AMENDMENT FILED PURSUANT TO RULE 462(C) UNDER THE SECURITIES ACT, CHECK THE FOLLOWING BOX AND LIST THE SECURITIES ACT REGISTRATION STATEMENT NUMBER OF THE EARLIER EFFECTIVE REGISTRATION STATEMENT FOR THE SAME OFFERING. [ ]

IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, PLEASE CHECK THE FOLLOWING BOX. [ ]

                              CALCULATION OF REGISTRATION FEE
=====================================================================================================

                               AMOUNT      PROPOSED MAXIMUM     PROPOSED MAXIMUM
    TITLE OF SHARES            TO BE       OFFERING PRICE         AGGREGATE            AMOUNT OF
    TO BE REGISTERED         REGISTERED      PER SHARE(1)       OFFERING PRICE(1)    REGISTRATION FEE
-----------------------------------------------------------------------------------------------------

Common Stock,  par value
$0.01 per share            2,500,000 shares      $5.68            $14,200,000         $1,306.00(1)
=====================================================================================================

--------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based upon the average of the low bid and high asked prices of the common stock on the NASDAQ on March 12, 2002. The maximum price per share will be determined from time to time in connection with the issuance by the Registrant or resale by the Selling Stockholders of the shares registered hereunder.

--------------------------------------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. Neither Immtech nor the Selling Stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

SUBJECT TO COMPLETION, DATED MARCH 14, 2002.


                                   PROSPECTUS


                                2,500,000 SHARES


                       [LOGO] IMMTECH INTERNATIONAL, INC.


                                  COMMON STOCK

                                  ------------

     This is a public offering of 2,500,000 shares ("Shares") of our Common Stock. We may from time to time offer, subject to NASDAQ rules, 674,214 Shares for our own account and the stockholders named under the caption "Selling Stockholders" may from time to time sell up to an additional 1,825,786 Shares. The Shares may be sold in transactions occurring either on or off the NASDAQ at prevailing market prices or at negotiated prices. Sales may be made through brokers or through dealers, who are expected to receive customary commissions or discounts. We will not receive any of the proceeds from the sale of Shares by Selling Stockholders. No period of time has been fixed within which the Shares registered hereunder may be offered or sold. Our obligation to keep the Registration Statement of which this Prospectus is a part effective expires as to 1,681,743 of the Selling Stockholders' Shares on February 14, 2004, 44,043 Shares on February 22, 2004 and 100,000 Shares on September 12, 2002, or sooner if all Selling Stockholders' Shares are sold. As used in this Prospectus, the terms "we," "us, "our," the "Company" and "Immtech" mean Immtech International, Inc. and the term "Common Stock" means the common stock of Immtech, $0.01 par value.

     Our Common Stock is traded on the NASDAQ SmallCap Market under the symbol "IMMT." The last reported sale price of our Common Stock on March 12, 2002 was $5.69. The address of our principal executive offices is 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061, and our telephone number is (847) 573-0033.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK, YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE S-1 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS, INCORPORATED BY REFERENCE OR PROVIDED BY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.


                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS......................................................S-1
RISK FACTORS...............................................................S-1
WHERE YOU CAN FIND MORE INFORMATION.......................................S-12
FORWARD-LOOKING STATEMENTS................................................S-13
THE COMPANY...............................................................S-14
USE OF PROCEEDS...........................................................S-18
SELLING STOCKHOLDERS......................................................S-18
DESCRIPTION OF CAPITAL STOCK..............................................S-21
PLAN OF DISTRIBUTION......................................................S-22
LEGAL MATTERS.............................................................S-23
EXPERTS...................................................................S-23
GLOSSARY..................................................................S-23


                                      -ii

                              ABOUT THIS PROSPECTUS

     This document is called a Prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") using a "shelf" registration or continuous offering process. Under this shelf Prospectus, we may from time to time sell any combination of the securities described in this Prospectus in one or more offerings. Together, these offerings may total up to 674,214 Shares. In addition, under this shelf process, the Selling Stockholders also may from time to time collectively offer up to 1,825,786 Shares of our Common Stock. This Prospectus provides you with a general description of the securities we and the Selling Stockholders may offer. We may file a prospectus supplement which may include a discussion of any risk factors or other special considerations applicable to those securities. A prospectus supplement may also add, update or change information in this Prospectus. If there is any inconsistency between the information in this Prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this Prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information."

                                  RISK FACTORS

     An investment in the Shares offered hereby involves a high degree of risk. In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating our business before purchasing the Shares.

THERE IS NO ASSURANCE THAT WE WILL SUCCESSFULLY DEVELOP A COMMERCIALLY VIABLE PRODUCT.

     We are at an early stage of clinical development activities required for drug approval and commercialization. Since our formation in October 1984, we have engaged in developing research programs, recruiting scientific advisors and scientists, negotiating and consummating technology licensing agreements, and sponsoring research and development activities. We have generated no revenue from product sales and do not have any products currently available for sale, and none are expected to be commercially available for at least one year, if at all. There can be no assurance that the research we fund and manage will lead to the development of commercially viable products.

WE HAVE A HISTORY OF LOSSES AND AN ACCUMULATED DEFICIT; OUR FUTURE PROFITABILITY IS UNCERTAIN.

     We have experienced significant operating losses since our inception and we expect to incur additional operating losses as we continue research and development and clinical trial efforts. As of January 31, 2001 we had an accumulated deficit of approximately $35,201,000.

WE NEED SUBSTANTIAL ADDITIONAL FUNDS.

     Our operations to date have consumed substantial amounts of cash. Negative cash flow from operations is expected to continue and to accelerate in the foreseeable future. Our cash requirements may vary materially from those now planned because of results of research and development, results of pre-clinical and clinical testing, responses to our grant requests, relationships with


                                     -S-1-
strategic partners, changes in the focus and direction of our research and development programs, competitive and technological advances, the FDA regulatory process and other factors. In any of these circumstances we may require substantially more funds than we currently have available or currently intend to raise to continue our business. We may seek to satisfy future funding requirements through public or private offerings of securities, by collaborative or other arrangements with pharmaceutical companies, or from other sources. Additional financing may not be available when needed or may not be available on acceptable terms. If adequate financing is not available we may not be able to continue as a going concern or may be required to delay, scale back or eliminate certain research and development programs, relinquish rights to certain technologies or product candidates, forego desired opportunities, or license third parties to commercialize our products or technologies that we would otherwise seek to develop internally. To the extent we raise additional capital by issuing equity securities, ownership dilution to existing stockholders will result.

THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A "GOING CONCERN."

     We have a shortage of unrestricted working capital and have had recurring losses from operations and negative cash flows from operations since our inception. These factors, among others discussed herein, raise substantial doubt about our ability to continue as a going concern. (See "Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations," "Item
7. Financial Statements - Notes to Financial Statements and Independent Auditors' Report" (which contains an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern) and elsewhere in our Form 10-KSB/A (Amendment No. 1) and our Quarterly Reports on Form 10-Q, incorporated by reference herein, for further information on our financial position and results of operations). Our ability to continue to operate will ultimately depend upon raising additional funds, attaining profitability and operating at a profit on a consistent basis, which will not occur for some time or may never occur.

OUR DEPENDENCE ON KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS.

     Our business depends to a significant degree on the continuing contributions of our key management, scientific and technical personnel, as well as on the continued discoveries of scientists, researchers, and technicians at The University of North Carolina at Chapel Hill ("UNC"), Duke University ("Duke"), Auburn University ("Auburn") and Georgia State University ("Georgia State") (collectively, the "Consortium") who have entered into an agreement dated January 15, 1997, as amended, and a License Agreement dated as of January 28, 2002 (collectively, the "Consortium Agreements") by which the members of the Consortium have given us exclusive rights to commercialize certain pharmaceutical product candidates developed in the Consortium-member laboratories related to the dication technology. There can be no assurance that the loss of certain members of management or the scientists, researchers and technicians from the Consortium-member universities would not materially adversely affect our business. We do not have key-man life insurance policies on any of our executives.

ADDITIONAL RESEARCH GRANTS MAY NOT BE AVAILABLE.

     We will continue to apply for new grants to support continuing research and development of the dication platform technology and, with our joint venture company NextEra, our biological product candidates. The process of obtaining

                                     -S-2-
grants is extremely competitive and there can be no assurance that any of our grant applications will be acted upon favorably.

OUR ADVANCED PRODUCT CANDIDATES ARE IN EARLY STAGE CLINICAL TRIALS.

     All of our product candidates, including DB289, require additional clinical testing, regulatory approval and development of marketing and distribution channels, all of which are expected to require substantial additional investment prior to commercialization. There can be no assurance that our product candidates will be successfully developed, prove to be safe and effective in human clinical trials, meet applicable regulatory standards, be capable of being produced in commercial quantities at acceptable costs, be eligible for third party reimbursement from governmental or private insurers, be successfully marketed, or achieve market acceptance.

THERE ARE SUBSTANTIAL UNCERTAINTIES RELATED TO CLINICAL TRIALS.

     To obtain required regulatory approvals for the commercial sale of our product candidates, we must demonstrate through clinical trials that such product candidates are safe and effective for their intended uses.

     We may find, at any stage of our research and development, that product candidates which appeared promising in earlier clinical trials do not demonstrate safety or effectiveness in later clinical trials and therefore do not receive regulatory approvals. The results from pre-clinical testing and early clinical trials may not be predictive of results obtained in later clinical trials and large-scale testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even after promising results had been obtained in earlier stage trials. Completion of the clinical trials may be delayed by many factors, including slower than anticipated patient enrollment, difficulty in securing sufficient supplies of clinical trial materials or adverse events occurring during clinical trials. Completion of testing, studies and trials may take several years, and the length of time varies substantially with the type, complexity, novelty, and intended use of the product. Delays or rejections may be based upon many factors, including changes in regulatory policy during the period of product development. No assurance can be given that any of our development programs will be successfully completed, that any Investigational New Drug application filed with the FDA (or any foreign equivalent filed with the appropriate foreign authorities) will become effective, that additional clinical trials will be allowed by the FDA or other regulatory authorities, or that clinical trials will commence as planned. There have been delays in our testing and development schedules to date and there can be no assurance that our future testing and development schedules will be met.

WE HAVE NO MANUFACTURING CAPABILITY WHICH COULD IMPAIR OUR ABILITY TO DEVELOP COMMERCIALLY VIABLE PRODUCTS AT REASONABLE COSTS.

     Our ability to conduct clinical trials and to commercialize product candidates will depend in part upon our ability to manufacture the product candidates, either directly or through third parties, at a competitive cost and in accordance with FDA and other regulatory requirements. We currently lack facilities and personnel to manufacture our product candidates. There can be no assurance that we will be able to acquire such resources, either directly or through third parties, at reasonable costs if we develop commercially viable products.
                                     -S-3-

WE ARE DEPENDENT ON THIRD-PARTY RELATIONSHIPS FOR CRITICAL ASPECTS OF OUR BUSINESS.

     We follow a business strategy of utilizing the expertise and resources of third parties in a number of areas, including the research and development of potential products, the manufacture of potential products for clinical trial purposes, the conduct of pre-clinical and clinical trials and the future development and manufacture of commercialized drugs. This strategy creates risks by placing critical aspects of our business in the hands of third parties whom we may not be able to control. If these third parties do not perform in a timely and satisfactory manner, we may incur costs and delays as we seek alternate sources of such products and services, if available. Such costs and delays may have a material adverse effect on our business.

     We have invested in NextEra Therapeutics Inc. ("NextEra") in a joint venture with Franklin Research Group ("Franklin") and one individual by contributing technology, patent assignments and cash. The success of NextEra is partially dependent on the performance by Franklin of its obligations to NextEra and the results of certain research.

     We may seek additional third party relationships in certain areas, particularly in clinical testing, marketing, manufacturing and other areas where pharmaceutical company collaborators will enable us to develop particular products or geographic markets which are otherwise beyond our resources and/or capabilities. There is no assurance that we will be able to obtain any such collaboration or any other research and development, manufacturing, or clinical trial agreement. Our inability to obtain and maintain satisfactory relationships with third parties may have a material adverse effect on our business.

WE ARE UNCERTAIN ABOUT THE ABILITY TO PROTECT OR OBTAIN NECESSARY PATENTS AND PROTECT OUR PROPRIETARY INFORMATION.

     There can be no assurance that any particular patent will be granted or that issued patents will provide us, directly or through licenses, with the intellectual property protection contemplated. Patents and licenses of patents can be challenged, invalidated or circumvented. It is also possible that competitors will develop similar products simultaneously. Our breach of any license agreement or the failure to obtain a license to any technology or process which may be required to develop or commercialize one or more of our product candidates may have a material adverse effect on our business.

     The pharmaceutical and biotechnology fields are characterized by a large number of patent filings, and a substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Third parties may have filed applications for or have been issued patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those that we are attempting to develop and commercialize. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. No assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims relating to or competitive with our technology, products or processes. If patents have been or are issued to others containing preclusive or conflicting claims, then we may be required to obtain licenses to one or more of such patents or to develop or obtain alternate technology. There can be no assurance that the licenses that might be required for such technology, processes or products would be available on commercially acceptable terms, or at all.
                                     -S-4-

     Because of the substantial length of time and expense associated with bringing new products to the marketplace through the development and regulatory approval process, the biotechnology industry places considerable importance on patent and trade secret protection for new technologies, products and processes. Since patent applications in the United States are confidential until patents are issued and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we (or our licensors) were the first to make the inventions covered by pending patent applications or that we (or our licensors) were the first to file patent applications for such inventions. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions, and therefore, the breadth of claims allowed in pharmaceutical and biotechnology patents, or their enforceability, cannot be predicted. There can be no assurance that any patents under pending patent applications or any further patent applications will be issued. Furthermore, there can be no assurance that the scope of any patent protection will exclude competitors or provide us competitive advantages, that any of our (or our licensors) patents that have been issued or may be issued will be held valid if subsequently challenged, or that others, including competitors or current or former employers of our employees, advisors and consultants, will not claim rights in, or ownership to, our (or our licensors) patents and other proprietary rights. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise obtain access to our proprietary information, or that others may not be issued patents that may require us to obtain a license for, and pay significant fees or royalties for, such proprietary information.

     The biotechnology industry has experienced extensive litigation regarding patent and other intellectual property rights. We could incur substantial costs in defending suits that may be brought against us (or our licensors) claiming infringement of the rights of others or in asserting our (or our licensors) patent rights in a suit against another party. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of inventions in connection with our (or our licensors) patent applications.

     Adverse determinations in litigation or interference proceedings could require us to seek licenses (which may not be available on commercially reasonable terms) or subject us to significant liabilities to third parties, and could therefore have a material adverse effect on our business. Even if we prevail in an interference proceeding or a lawsuit, substantial resources, including the time and attention of our officers, will be required.

     As of June 8, 1995, certain legislative changes implementing the General Agreement on Trade and Tariffs resulted in changes to United States patent laws that affect the length of patent protection. Whereas the term for patent applications used to be for a period of seventeen years from the date of grant, the new term of a United States patent commences on the date of issuance and terminates twenty years from the earliest effective filing date of an application. The time from filing to issuance of a biotechnology patent application is often more than three years, consequently, a twenty-year term from the effective date of filing may result in a negative impact on our (or our licensors) patent position by offering a substantially shortened term of protection.

     We also rely on trade secrets, know-how and technological advancement to maintain our competitive position. Although we use confidentiality agreements and employee proprietary information and invention assignment agreements to protect our trade secrets and other unpatented know-how, these agreements may be

                                     -S-5-
breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

OUR BUSINESS HAS SIGNIFICANT COMPETITION; OUR PRODUCT CANDIDATES MAY BECOME OBSOLETE PRIOR TO COMMERCIALIZATION DUE TO ALTERNATIVE TECHNOLOGIES.

     The biopharmaceutical field is characterized by extensive research efforts and rapid technological progress. Competition from other biotechnology companies, pharmaceutical companies and research and academic institutions is intense and other companies are engaged in research and product development for treatment of the same diseases as we are. New developments in molecular cell biology, molecular pharmacology, recombinant DNA technology and other pharmaceutical processes are expected to continue at a rapid pace in both industry and academia. There can be no assurance that research and discoveries by others will not render some or all of our programs or products noncompetitive or obsolete.

     We are aware of other companies and institutions dedicated to the development of therapeutics similar to those we are developing, including Eli Lilly and Company, Hoffman-LaRoche Ltd., Chiron Corporation, Cubist Pharmaceuticals, Inc., Schering-Plough Corporation, and Abbott Laboratories. Many of our existing or potential competitors have substantially greater financial and technical resources and therefore may be in a better position to develop, manufacture, and market biopharmaceutical products. Many of these competitors are also more experienced with regard to pre-clinical testing, human clinical trials and obtaining regulatory approvals. The current or future existence of competitive products may also adversely affect the marketability of our product candidates.

THERE IS NO ASSURANCE THAT WE WILL RECEIVE FDA APPROVAL FOR ANY OF OUR PRODUCT CANDIDATES; GOVERNMENT REGULATION MAY IMPEDE, DELAY OR PREVENT THE COMMERCIALIZATION OF OUR PRODUCT CANDIDATES.

     All new drugs and biologics (a biologic is a naturally occurring protein, or a synthetic form thereof), including our product candidates, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the Federal Food, Drug and Cosmetic Act and other laws including, in the case of biologics, the Public Health Services Act, and by state, local and foreign governments. Such regulations govern, among other things, the development, testing, manufacture, labeling, storage, pre-market clearance or approval, advertising, promotion, sale and distribution of drugs and biologics. If drug products are marketed abroad they are subject to extensive regulation by foreign governments. Failure to comply with applicable regulatory requirements may subject us to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of production, and FDA refusal to approve pending applications.

WE HAVE NOT RECEIVED REGULATORY APPROVAL IN THE UNITED STATES OR ANY FOREIGN JURISDICTION FOR THE COMMERCIAL SALE OF ANY OF OUR PRODUCT CANDIDATES.

     The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and varies substantially based upon the type, complexity and novelty of the products involved and the indications being studied. Furthermore, the approval process is extremely expensive and uncertain. There can be no assurance that our product candidates

                                     -S-6-
will be cleared for commercial sale by the FDA or regulatory agencies in foreign countries. The regulatory review process can take many years and we will need to raise additional funds prior to completing the regulatory review process for our current and future product candidates. Failure to receive FDA approval for our product candidates would preclude us from marketing and selling such products in the United States. Therefore, the failure to receive FDA approval would have a material adverse effect on our business. Even if regulatory approval of a product is granted, there can be no assurance that we will be able to obtain the labeling claims (a labeling claim is a product's description and its FDA permitted uses) necessary or desirable for the promotion of such product. FDA regulations prohibit the marketing or promotion of a drug for unapproved indications. Furthermore, regulatory marketing approval may entail ongoing requirements for postmarketing studies if regulatory approval is obtained; we will then be subject to ongoing FDA obligations and continued regulatory review. In particular, we, or our third party manufacturers, will be required to adhere to regulations setting forth Good Manufacturing Practices which require us (or our third party manufacturers) to manufacture products and maintain records in a prescribed manner with respect to manufacturing, testing and quality control activities. Further, we (or our third party manufacturer) must pass a manufacturing facilities pre-approval inspection by the FDA before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties such as restrictions on a product's marketing or withdrawal of the product from the market. In addition, identification of certain side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional pre-clinical testing or clinical trials and changes in labeling of the product.

     Prior to the submission of an application for FDA approval, our product candidates must undergo rigorous pre-clinical and clinical testing which may take several years and the expenditure of substantial financial and other resources. Before commencing clinical trials in humans we must submit to the FDA and receive clearance of an Investigational New Drug Application ("IND"). There can be no assurance that submission of an IND for future clinical testing of any of our product candidates under development or other future product candidates would result in FDA permission to commence clinical trials or that we will be able to obtain the necessary approvals for future clinical testing in any foreign jurisdiction. Further, there can be no assurance that if such testing of product candidates under development is completed, any such drug compounds will be accepted for formal review by the FDA or any foreign regulatory body or approved by the FDA for marketing in the United States or by any such foreign regulatory bodies for marketing in foreign jurisdictions. Future federal, state, local or foreign legislation or administrative acts could also prevent or delay regulatory approval of our product candidates.

     Prior to the submission of an application for FDA approval, our biologics and biologics developed by our joint venture partner NextEra, must undergo rigorous pre-clinical and clinical testing which may take several years and the expenditure of substantial resources. Before commencing clinical trials in humans in the United States, we (or NextEra) must submit to the FDA and receive clearance of an IND. If clinical trials of a new product are completed successfully, then we (or NextEra) may seek FDA marketing approval. If the product is regulated as a biologic, the FDA will require the submission and approval of both a Product License Application ("PLA") and an Establishment License Application before commercial marketing can commence. The PLA must include detailed information about the biologic and its manufacture and the

                                     -S-7-
results of product development, pre-clinical studies and clinical trials. The FDA's time to review PLAs averages two to five years. The FDA may ultimately decide that the PLA does not satisfy its regulatory criteria for approval and deny approval or require additional clinical studies. Future federal, state, local or foreign legislation or administrative acts could also prevent or delay regulatory approval of our (or NextEra's) biologic candidates.

THERE IS UNCERTAINTY REGARDING THE AVAILABILITY OF HEALTH CARE REIMBURSEMENT FOR PURCHASERS OF OUR ANTICIPATED PRODUCTS; HEALTH CARE REFORM MAY NEGATIVELY IMPACT THE ABILITY OF PROSPECTIVE PURCHASERS OF OUR ANTICIPATED PRODUCTS TO PAY FOR SUCH PRODUCTS.

     Our ability to commercialize any of our product candidates will depend in part on the extent to which reimbursement for the costs of the resulting drug or biologic will be available from government health administration authorities, private health insurers and others. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance of the availability of third-party insurance reimbursement coverage enabling us to establish and maintain price levels sufficient for realization of a profit on our investment in developing pharmaceutical and biological products. Government and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drug or biologic products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of our anticipated products, the market acceptance of these products would be adversely affected.

     Health care reform proposals have previously been introduced in Congress and in various state legislatures and there is no guarantee that such proposals will not be introduced in the future. We cannot predict when any proposed reforms will be implemented, if ever, or the effect of any implemented reforms on our business. There can be no assurance that any implemented reforms will not have a material adverse effect on our business. Such reforms, if enacted, may affect the availability of third-party reimbursement for our anticipated products as well as the price levels at which we are able to sell such products. In addition, if we are able to commercialize products in overseas markets then our ability to achieve success in such markets may depend, in part, on the health care financing and reimbursement policies of such countries.

CONFIDENTIALITY AGREEMENTS MAY NOT ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

     We require our employees and consultants to execute confidentiality agreements upon the commencement of their relationship with the Company. The agreements generally provide that trade secrets and all inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship shall be Immtech's exclusive property and shall be kept confidential and not disclosed to third parties except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information.

                                     -S-8-

POTENTIAL ADVERSE EFFECT OF SHARES ELIGIBLE FOR FUTURE SALE.

     Sales of our Common Stock (including the issuance of Shares upon conversion of preferred stock and the exercise of outstanding options and warrants at prices substantially below the current closing bid price) in the public market could materially and adversely affect the market price of shares of our Common Stock. Such sales also might make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

     As of March 6, 2002, we had 6,066,459 shares of Common Stock outstanding (not including 905,536 shares of Common Stock reserved for conversion of Series A Convertible Preferred Stock, 508,478 shares of Common Stock reserved for exercise of outstanding options and 2,035,250 shares of Common Stock reserved for exercise of outstanding warrants held by certain investors). Of the shares outstanding, 3,976,175 shares of Common Stock are freely tradable without restriction. All of the remaining 2,090,284 shares are restricted from resale except pursuant to certain exceptions under the Securities Act of 1933, as amended.

POTENTIAL ADVERSE EFFECT OF OUTSTANDING COMMON STOCK OPTIONS AND WARRANTS.

     We have outstanding options and warrants for the purchase of shares of our Common Stock which may adversely affect our ability to consummate future equity financings. Further, the holders of such warrants and options may exercise them at a time when we would otherwise be able to obtain additional equity capital on more favorable terms. To the extent any such options and warrants are exercised, the outstanding shares of our Common Stock will be diluted.

THE LISTING OF OUR COMMON STOCK HAS BEEN TRANSFERRED FROM THE NASDAQ NATIONAL MARKET SYSTEM TO THE NASDAQ SMALLCAP MARKET.

     On March 6, 2002 we received notice from a NASDAQ listing review panel that our stock would be transferred from the NASDAQ National Market System to the NASDAQ SmallCap Market effective March 8, 2002. Our ability to remain listed on the NASDAQ SmallCap Market is contingent upon continued compliance with all NASDAQ SmallCap Market requirements including but not limited to (i) $35 million market capitalization and (ii) net tangible assets in excess of $2 million or stockholders equity of $2.5 million. Our Common Stock has been trading in the $5.50 per share range. Assuming a $5.50 per share price and 6,066,459 Common Stock shares outstanding, our market capitalization is approximately $33 million and the net proceeds of our February 14, 2002 and February 22, 2002 private placements provided us with net tangible assets in excess of $2 million as of February 22, 2002. Trading on the NASDAQ SmallCap Market may result in a reduced market for our Common Stock and consequently a reduced liquidity for our stockholders.

IF WE CANNOT SATISFY NASDAQ'S SMALLCAP MAINTENANCE REQUIREMENTS, NASDAQ MAY TRANSFER OUR COMMON STOCK TO THE OTC BULLETIN BOARD.

     If we fail to continue to meet the listing maintenance requirements of the NASDAQ SmallCap Market and NASDAQ rules, which require, among other things, minimum net tangible assets of $2 million or $35 million market capitalization and a minimum bid price for our Common Stock of $1.00, we may be subject to transfer from the NASDAQ SmallCap Market. Trading, if any, of our Common Stock would thereafter be conducted in the over-the-counter market in the so-called "pink sheets" or on the National Association of Securities Dealers, Inc. "electronic bulletin board." As a consequence of any such transfer, a stockholder would likely find it more difficult to dispose of, or to obtain accurate quotations as to the prices of, our Common Stock.

                                     -S-9-

IF OUR COMMON STOCK IS TRANSFERRED TO THE PINK SHEETS OR THE ELECTRONIC BULLETIN BOARD, IT MAY BECOME SUBJECT TO THE SEC'S "PENNY STOCK" RULES, WHICH MAY MAKE SHARES OF OUR COMMON STOCK MORE DIFFICULT TO SELL.

     SEC rules require brokers to provide certain information to purchasers of securities traded at less than $5.00 and not traded on a national securities exchange or quoted on the NASDAQ Stock Market (a "penny stock"). If our Common Stock becomes a penny stock that is not exempt from these SEC rules, these disclosure requirements may have the effect of reducing trading activity in our Common Stock and making it more difficult for investors to sell. The rules require a broker to deliver a risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker must also give bid and offer quotations and broker and salesperson compensation information to the customer orally or in writing before or with the confirmation. The SEC rules also require a broker to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction before completion of the transaction.

THE MARKET PRICE OF OUR COMMON STOCK MAY EXPERIENCE SIGNIFICANT VOLATILITY.

     The securities markets from time to time experience significant price and volume fluctuations unrelated to the operating performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have been and can be expected to be especially volatile. Announcements of technological innovations or new products by us or our competitors, developments or disputes concerning patents or proprietary rights, publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors, regulatory developments in both the United States and foreign countries, delays in our testing and development schedules, public concern as to the safety of vaccines or biological products and economic and other external factors, as well as period-to-period fluctuations in our financial results, may have a significant impact on the market price of our Common Stock. The realization of any of the risks described in these "Risk Factors" may have a significant adverse impact on such market prices.

WE DO NOT PAY DIVIDENDS ON OUR COMMON STOCK.

     We have never declared or paid dividends on our Common Stock and we do not intend to pay any Common Stock dividends in the foreseeable future. Our Series A Convertible Preferred Stock earns a 6% per annum dividend payable, at our option, in cash or in registered shares of Common Stock, including the Shares covered by this Prospectus.

THERE ARE LIMITATIONS ON THE LIABILITY OF OUR DIRECTORS, AND WE MAY HAVE TO INDEMNIFY OUR OFFICERS AND DIRECTORS IN CERTAIN INSTANCES.

     Our Certificate of Incorporation limits, to the maximum extent permitted by the Delaware Law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our Bylaws provide that the we shall indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions

                                     -S-10-
contained in the Delaware Law. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Section 145 of the Delaware Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Delaware Law does not permit a corporation to eliminate a director's duty of care, and the provisions of our Certificate of Incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

OUR JOINT VENTURE PARTNER AND NEXTERA HAVE BROUGHT SUIT AGAINST US.

Our biological program, operated through NextEra Therapeutics, Inc. ("NextEra"), stalled in April 2000 when Franklin Research Group ("Franklin"), our joint venture partner, filed a complaint against us in United States District Court for the Southern District of Ohio, Eastern Division in connection with the Funding and Research Agreement between Franklin, Immtech and NextEra. On March 23, 2001, Franklin voluntarily dismissed that action and filed a new complaint in the Court of Common Pleas, Franklin County, Ohio in which NextEra joined as a plaintiff with Franklin. In May 2001, Franklin and NextEra voluntarily dismissed the state action and entered into negotiations with us to determine if the joint venture can be managed and funded going forward. Further Phase II clinical trials at a cancer research center to study effectiveness of rmCRP will begin if we and Franklin can reach an agreement and secure additional funding for NextEra. We are not certain about the future of NextEra nor the potential for renewed litigation.

NEXTERA HAS A NEED FOR SUBSTANTIAL ADDITIONAL FUNDS.

     NextEra has incurred accumulated losses of approximately $2,174,000 since inception (July 8, 1998) through December 31, 2001. NextEra is expected to continue to incur significant losses during the next several years. In addition, as of December 31, 2001, NextEra's current liabilities exceeded its current assets by approximately $303,000 and NextEra had a stockholders' deficiency of approximately $269,000. NextEra's ability to continue as a going concern is dependent upon its ability to generate sufficient funds to meet its obligations as they become due and, ultimately, to obtain profitable operations. NextEra's financial plans for the forthcoming year include efforts to obtain additional equity financing, as NextEra needs to raise substantial additional funds.

                                     -S-11-

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual and quarterly reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended ("Exchange Act") with the Securities and Exchange Commission ("SEC"). Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, at 233 Broadway, 16th Floor, New York, New York, 10279 and at Northwest Atrium Center, 5000 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We have filed with the SEC a registration statement on Form S-3 ("Registration Statement") under the Securities Act of 1933, as amended ("Securities Act"), with respect to the Shares. This Prospectus, which constitutes a part of that Registration Statement, does not contain all the information contained in that Registration Statement and its exhibits. For further information with respect to the Company and the Shares, you should consult the Registration Statement and its exhibits. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying through the SEC's public reference rooms listed above.

     The SEC allows us to "incorporate by reference" in this Prospectus the information that we file with them, which means we can disclose important information to you by referring you to other documents that contain that information. The information we incorporate by reference is considered to be part of this Prospectus and information we later file with the SEC will automatically update and supersede the information in this Prospectus. The following documents filed by us with the SEC pursuant to Section 13 of the Exchange Act (File No. 000-25669) and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act made before the termination of the offering are incorporated by reference:

     (i) our Annual Report on Form 10-KSB/A (Amendment No. 1) for the fiscal year ended March 31, 2001;

     (ii) all other reports filed by us pursuant to Section 13(a) or 15(d) of the Exchange Act since March 31, 2001;

     (iii) the description of our Common Stock contained in our registration statement filed under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description; and

     (iv) the description of our Series A Convertible Preferred Stock, $0.01 par value, contained in the Form 8-K filed on February 14, 2002.

     Nothing in this Prospectus shall be deemed to incorporate information furnished but not filed with the SEC pursuant to Item 9 of Form 8-K.

     Statements made in this Prospectus, in any prospectus supplement or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement of which this Prospectus is a part or as an exhibit

                                     -S-12-
to the documents incorporated by reference. Each statement about the contents of any contract or other document is qualified in all material respects by reference to such contract or other document.

     We will provide to you a copy of any document incorporated by reference in this Prospectus and any exhibits specifically incorporated by reference in those documents at no cost. You may request copies by contacting us at the following address or telephone number: Corporate Secretary, Immtech International, Inc., 150 Fairway Drive, Suite 150, Vernon Hills, Illinois, 60061, Telephone No.:
(847) 573-0033

     Any statement incorporated or deemed incorporated herein by reference shall be deemed to be modified or superseded for the purpose of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any subsequently filed document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Prospectus and in the documents incorporated by reference herein, including, without limitation, statements containing the words "believe," "anticipate," "expect" and words of similar import, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:
(i) our history of operating losses, (ii) our need for substantial additional funds, (iii) our ability to access the capital markets and/or to secure private sources of funding, (iv) the availability of grant money, (v) the length of time until any of our product candidates may be available for sale, (vi) the uncertainties involved in clinical trials being performed on the product candidates we are developing, (vii) our dependence on third party relationships for the research and manufacture of our product candidates and the performance of clinical trials with regard to our product candidates, (viii) the intense competition and rapid technological changes in our industry, (ix) the extensive and rigorous federal and foreign regulations of the testing, manufacturing and sale of our product candidates, (x) our dependence on key personnel and contributions from scientists, researchers and technicians from our licensors,
(xi) our ability to protect our (or our licensors') technology, patents and proprietary information on which our business relies, (xii) the disposition of certain legal actions, and (xiii) other factors referenced in this Prospectus. Given these uncertainties, readers of this Prospectus and investors are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                     -S-13-

                                   THE COMPANY

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION PROVIDED UNDER "RISK FACTORS" BEGINNING ON PAGE S-1 A GLOSSARY BEGINS ON PAGE S-23 WHICH DEFINES VARIOUS TERMS USED IN THIS PROSPECTUS.

     Immtech International, Inc. (the "Company") is a biopharmaceutical company focused on the discovery, development and commercialization of drugs for the treatment of fungal diseases, hepatitis, tuberculosis, pneumonia, diarrhea, and cancer. The Company has two separate platform technologies for developing drugs, one for developing a new class of anti-microbial molecules as pharmaceuticals and the other for developing (through NextEra Therapeutics, Inc., a joint venture among the Company, Franklin Research Group, Inc. and an individual) a series of biological proteins that work in conjunction with the immune system. Since our formation in October 1984, we have engaged in developing research programs, recruiting scientific advisors and scientists, negotiating and consummating technology licensing agreements, and engaging in and sponsoring drug research and development activities. We use the expertise and resources of strategic partners and third parties in a number of areas, including: (i) laboratory research, (ii) pre-clinical and human clinical trials, and (iii) the manufacture of pharmaceutical and therapeutic compounds and products (pharmaceuticals are typically synthetic chemicals and therapeutics are typically naturally occurring proteins). We hold worldwide patents, licenses and rights to license worldwide patents and patent applications from third parties that are integral to our business. We do not currently have any commercially available products nor do we expect to have any commercially available products for several years, if at all.

     Our pharmaceutical program is based on technology for developing a class of compounds known as dications. The dication technology is the result of a research program designed to understand how dications bind to the deoxyribonucleic acid ("DNA") of infectious micro-organisms. The dication platform was developed by scientists at The University of North Carolina at Chapel Hill ("UNC"), Duke University ("Duke"), Auburn University ("Auburn") and Georgia State University ("Georgia State") (collectively, the "Consortium"). We entered into an agreement with the Consortium, dated January 15, 1997, as amended, and a License Agreement dated as of January 28, 2002, to commercialize product candidates resulting from the Consortium's research, including the dication technology (collectively, the "Consortium Agreements").

     Structurally, dications are chemical molecules which have two positively charged ends that are held together by a chemical linker. The composition of the dications, with positive charges on both ends (shaped like molecular barbells) allows dications to bind (similar to a bandaid) to the negatively charged active sites (sites where enzymes interact with DNA) in certain areas of an infectious micro-organism's DNA. The bound dications prevent enzymes necessary to the life of the micro-organism from attaching to certain of its DNA's active sites. Research has shown that once a site is occupied by a dication, enzymes necessary to the life of the infectious micro-organism are blocked and the infectious micro-organism dies.

     Our biological program, operated through NextEra in a joint venture with the Franklin Research Group ("Franklin") and an individual, concentrates on developing products for treating cancer. The biological program is focused on

                                     -S-14-
the development of a synthetic protein to replace a protein called modified C-reactive protein ("mCRP"), naturally found in human tissues. Our research, prior to the formation of NextEra, and NextEra's subsequent research, has shown that mCRP is noticeably absent, or present at severely reduced levels, in the tissue of patients with cancer. Laboratory tests, in both animal studies and human clinical trials, showed that the recombinant (synthetically made) mCRP ("rmCRP") caused the subjects to produce cells which were able to combat cancer and infectious diseases associated with AIDS.

     This NextEra program was delayed in April 2000 when our joint venture partner, Franklin, filed suit against us. The parties entered a Stipulation of Dismissal in May 2001 which resulted in a withdrawal of the suit, however, Franklin reserved the right to refile the suit should negotiations fail to settle the dispute. NextEra's research and development of its product candidates continue, but at a slowed pace while we and Franklin negotiate a settlement to the dispute and NextEra seeks additional funding.

STRATEGY

     Our strategy is to develop drugs effective against infectious diseases and cancer by utilizing the dicationic platform technology developed by Consortium scientists. Our plan is to commercialize dications first in certain niche markets by taking advantage of fast-track FDA approvals permitted in those areas due to the absence of currently available effective treatment in such markets. We believe that our first products will demonstrate the power and versatility of the dication platform technology. We then intend to work on developing treatments for other infectious diseases which afflict large populations of people.

     We intend to continue to cooperate with and oversee the results of independent research and to use business-sponsored research programs, joint ventures and other forms of collaborative programs for product development, manufacturing and, subject to regulatory review of a product candidate, marketing. We consider our current collaborative relationships significant to the successful development of our business and we believe that we will enter into additional arrangements in the future to develop, manufacture and market not only the product candidates on which we are currently focusing, but also those dications which the Consortium members are developing (and are expected to develop in the future) for future commercialization.

     NextEra's strategy is to commercialize its biological product candidates as a primary therapy against cancer and as a treatment in combination with chemotherapy in treating cancer and diseases which affect immune-suppressed patients.

PRODUCT CANDIDATES

     The information below is a summary of our product candidates.

     Pharmaceutical Products - Dications

     The platform technology, the result of the Consortium's research programs, is focused on understanding how dications bind to the DNA of infectious micro-organisms. Through the Consortium Agreements we have been granted certain exclusive rights to the platform technology (and the dications created with such technology) and to develop and commercialize dications. When dications bind to the organism's DNA, a key enzyme is blocked from attaching and the infectious

                                     -S-15-
organism is killed. The methodology used by the Consortium researchers to develop dications evolved into the Consortium's platform technology for designing dications to treat infectious diseases. The Consortium is using this platform technology to design new treatments for a range of infectious diseases, including protozoan, fungal, bacterial and viral infections.

     In May 2001, we completed single and multi-dose Phase I safety trials of the dication DB289 in human volunteers. In these trials, DB289 was shown to be safe to humans at dosage levels expected to be effective against disease. DB289 is designed to be delivered orally to patients without toxic side effects. Since DB289 can be given orally, we anticipate that it will be self-administered, thus making it practical to deliver and substantially less expensive than competitive products.

     DB289 has been advanced into a Phase II human clinical trial of Trypanosomiasis (African Sleeping Sickness). The clinical trial program is (part of a clinical research subcontract between us and UNC ("Clinical Research Agreement")) funded by $9.8 million of a $15.1 million grant to UNC from the Bill & Melinda Gates Foundation ("Gates Foundation"). DB289 has demonstrated improved safety and effectiveness when compared to existing treatments in animal models.

     We plan a second Phase IIa human trial for the treatment of Pneumocystis carinii pneumonia ("PCP") in the second quarter of 2002. PCP, a disease which affects immuno-suppressed patients, can be fatal if not treated. The primary use of the drug would be for long-term prophylaxis of patients at risk of PCP. Initial studies will be conducted with HIV patients in South Africa who are infected with PCP. We believe DB289 is well suited to demonstrate the power and versatility of the dicationic technology platform and the effectiveness of the dicationic oral drug delivery ("pro-drug") technology.

     Other Pharmaceutical Programs

     Our other pharmaceutical research programs include antifungal, hepatitis, Mycobacterium tuberculosis ("TB"), malaria, Leishmaniasis and cancer programs. Our antifungal program focuses on developing a new orally delivered dication with effectiveness against the three most common forms of fungi, which are Candida, Asperigillus, and Cryptococcus. During the previous 12 months the Consortium screened a series of new compounds for effectiveness against the three strains of fungi and the Consortium researchers identified several new dicationic compounds that showed promising results.

     In the TB program, the National Institutes of Health ("NIH") researchers have also been evaluating the Consortium's dications for effectiveness against TB, having screened over 500 of the Consortium's dications. The NIH screening test has identified approximately 10 to 15 dications with activity comparable, or superior, in performance to drugs currently available for the treatment of TB.

     Additionally, Dr. Scott G. Franzblau of the University of Illinois-Chicago ("UIC"), a recognized expert in TB research, has joined with the Consortium to test dications for effectiveness against TB. We will assist Dr. Franzblau to obtain new grants and we have given a grant of approximately $74,000 to the UIC to fund Dr. Franzblau's studies. UIC will screen dications sent by the Georgia

                                     -S-16-

State and UNC combinatorial chemistry laboratories in the UIC TB tests. The dication that shows the greatest potential for effectiveness against TB will be sent to UNC for further testing in animal studies. We expect to continue monitoring the testing of dications and intend to identify within the next 12 to 18 months a lead dication potent against TB and safe to the patient as an orally administered drug candidate.

     In the hepatitis program, scientists at Auburn University ("Auburn") have developed a laboratory screening test using the bovine viral diarrhea virus ("BVDV") as a substitute for the hepatitis C virus ("HCV") to gauge the potential for effectiveness of dications against HCV. The Auburn scientists have advanced the dicationic candidates believed to have the greatest potential for effectiveness into a special animal (mouse) model that develops a chronic viral infection of BVDV. The results of this animal model are expected to help the researchers determine which dications will be further studied or advanced into primate or other advanced animal models of HCV.

     In the Leishmaniasis program, also part of the Gates Foundation grant, we are working with The London School of Hygiene and Tropical Medicine in England ("The London School"), Ohio State University ("OSU"), UNC and Georgia State to develop a drug to treat Leishmaniasis. The U.S. military supported initial work of the Leishmaniasis program with a grant of approximately $80,000 to Georgia State to develop dications that were screened in the military's laboratory for potential for effectiveness. The London School and OSU have sub-contracted with the Consortium to screen the drug candidates supplied by Georgia State and UNC. The London School researchers have screened Consortium dications for effectiveness in animal tests and have identified dications that show promising preliminary test results. The identified dications have shown potential for effectiveness equivalent to or better than drugs currently used to treat Leishmaniasis. We are responsible (under the Clinical Research Agreement with UNC in connection with the Gates Foundation grant) for the pre-clinical development of a new drug resulting from the Consortium, OSU and The London School research for treatments of Leishmaniasis.

     In the cancer program, the National Cancer Institute (the "NCI") has tested over 550 of the Consortium's dications for anti-cancer activity, reporting that a significant number of the dications tested have either retarded or killed cancer cells. The NCI has identified 47 of the Consortium's dications as displaying specificity (effectiveness against specific cancer types) and potency as anti-cancer agents. Eighteen have been identified by the NCI to advance to animal (mouse) model testing. Early test results show that specific dications may be effective against different cancer types and that most of the dications tested had some effectiveness even at low doses. While the Consortium's dications have shown effectiveness against cancer, this research is at an early stage and the treatment of cancer is a highly specialized endeavor that is outside the scope of our current expertise. We intend to seek partners to jointly develop and commercialize the dications in our cancer program.

     Biological Products

     Our biological program is operated through the joint venture company NextEra, formed in July 1998 by us, Franklin Research Group ("Franklin") and an individual. This program focuses on strengthening the body's natural immune system by (i) improving the structural environment around cells, and (ii) reprogramming cancer cells to act normally. We entered into an agreement in 1998

                                     -S-17-
with Franklin to obtain funding for NextEra to accelerate the biological program for the treatment of cancer and related diseases.

     Immtech and NextEra scientists have discovered that, as part of the immune system's response to disease, the blood protein known as C-reactive protein "CRP" is modified by the body to form modified CRP ("mCRP"). Modified CRP strengthens tissues and their interconnective structures that work to increase the body's ability to resist disease and improve the effectiveness of the immune system. mCRP is found naturally in healthy tissues surrounding blood vessels, in the tissues in lymphatic organs, and in cells that secrete proteins or other cell products. In contrast, mCRP is absent (or present in greatly reduced amounts) in cancerous tissues found in the lung, breast or prostate.

     Immtech and NextEra scientists have discovered further that when cancerous cells come in contact with mCRP, cell behavior is markedly changed, abnormal rapid growth ceases and the cell returns to normal activity. NextEra's biological program focuses on replacing mCRP in areas where mCRP is deficient, thereby increasing barriers between cells to reduce the entry and propagation of diseases (including cancer) and enhancing immune reactions.

     In 1996, we conducted a Phase I human clinical trial to evaluate the safety of our recombinant or (genetically engineered) rmCRP ("rmCRP") product candidate in volunteers who were infected with HIV. The results showed that the drug was safe to administer and duplicated the results seen in animal pre-clinical tests. Subsequently, we contributed our rmCRP program to NextEra as part of the joint venture with Franklin. NextEra has signed a contract with a third party manufacturing company to produce rmCRP for Phase II human clinical trials in cancer patients.

                                 USE OF PROCEEDS

     Unless otherwise specified in an applicable prospectus supplement, we will use the net proceeds from the sale of the Shares we sell for general corporate purposes, which may include payment of dividends to holders of our Series A Convertible Preferred Stock, working capital, repaying our indebtedness, financing the development and construction of new facilities and financing capital expenditures and acquisitions. We may invest funds not immediately required for these purposes in short-term investment-grade securities. The amount and timing of sales by us of the Shares will depend on, among other things, market conditions and the availability of other funds.

     We will not receive any of the proceeds from the sale, if any, of Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The Selling Stockholders other than Yorkshire Capital Limited ("Yorkshire") and Jesse B. Shelmire ("Shelmire"), Scott R. Griffith ("Griffith") and Griffith Shelmire Partners, Inc. ("GS Partners," collectively with Shelmire and Griffith, the "Stonegate Principals") listed below acquired our Series A Convertible Preferred Stock, $0.01 par value ("Preferred Stock") and warrants to purchase Common Stock in private placements on February 14, 2002 or February 22, 2002. Such Selling Stockholders have the right to acquire Shares upon conversion of

                                     -S-18-
their Preferred Stock, or exercise of the warrants (upon payment in full therefor), issued to them in connection with their participation in the private placements.

     On February 14, 2002 and February 22, 2002 the Selling Stockholders other than Yorkshire and the Stonegate Principals purchased in the aggregate 160,100 shares of our Preferred Stock and were granted warrants to purchase 400,250 shares of Common Stock for gross proceeds to us of $4,002,500. Subject to adjustment for dilution protection triggered by issuances of Common Stock or securities convertible or exercisable into Common Stock at a price below $4.42 prior to January 1, 2003, each share of Preferred Stock is convertible into
5.6561 shares of Common Stock and each such Selling Stockholder was granted a warrant to purchase 2.5 shares of Common Stock for each Share of Preferred Stock purchased. We agreed to use reasonable efforts to register the resale by such Selling Stockholders of the Shares issuable upon conversion of the Preferred Stock or exercise of the warrants, in each case within 120 days after the date of purchase of the Preferred Stock, and to keep such registration effective for the lesser of two years or until all of their Shares are sold.

     On January 31, 2002, we entered into a consulting agreement with Yorkshire for assistance to be provided by Yorkshire in connection with raising equity capital for the consideration of 60,000 shares of Common Stock and warrants to purchase 360,000 shares of Common Stock. Yorkshire's warrants were granted in three tranches; the first 100,000 shares are immediately exercisable at $6.00 per share, the second 130,000 shares are exercisable at $9.00 per share if our Common Stock trades at or above $9.00 for 20 consecutive trading days prior to January 31, 2003, and the third 130,000 shares are exercisable at $12.00 per share if our Common Stock trades at or above $12.00 for 20 consecutive trading days prior to January 31, 2003. The second and third tranche warrants terminate if our Common Stock fails to meet the trading price requirements by January 31, 2003. Pursuant to the terms of the consulting agreement, we agreed to use reasonable efforts to register the resale by Yorkshire of their 60,000 shares of Common Stock and the Shares issuable upon exercise of their warrants, in each case within 120 days after the date of issuance of the Common Stock and warrants, and to keep such registration effective for the lesser of two years or until all of Yorkshire's Shares are sold.

     On July 31, 2000, we entered into an agreement with Stonegate Securities, Inc. ("Stonegate") for assistance to be provided by Stonegate in connection with raising additional equity capital for the consideration of the issuance to the Stonegate Principals of warrants to purchase 200,000 shares of Common Stock in the aggregate. Under the agreement Shelmire was granted warrants to purchase 85,000 shares of Common Stock, Griffith 85,000 shares, and GS Partners, 30,000 shares. Pursuant to a notice of termination of the agreement dated December 8, 2000, 100,000 of the warrants did not vest resulting in a 50% reduction in the warrants granted to each Stonegate Principal. The warrants representing the remaining 100,000 Shares expire on July 31, 2005 and have an exercise price of $12.06 per share. Pursuant to the terms of the agreement, we agreed to use reasonable efforts to register the resale by the Stonegate Principals of the Shares issuable upon exercise of the warrants in the event we register other equity securities and the Stonegate Principals notify us of their desire to have their Shares included in such registration. The Stonegate Principals so notified us. We have agreed to keep the registration of the Stonegate Principals Shares effective for the lesser of 180 days or until all of their Shares are sold.

     The following table sets forth for each Selling Stockholder the number of Shares being registered by this Prospectus. Except for T. Stephen Thompson, who has been the President, Chief Executive Officer and a director of Immtech since

                                     -S-19-

April, 1991, Eric L. Sorkin, who has been a director of Immtech since January, 2000, Frederick W. Wackerle, who has been a director of Immtech since December 17, 2001 and Gary C. Parks, the Secretary and Chief Financial Officer of Immtech since December, 1993, no Selling Stockholder has been an officer, director or employee of Immtech for the past three years. Because the Selling Stockholders may offer all, some or none of their Shares, we cannot provide a definitive estimate of the number of Shares they will hold after such registration. This Prospectus is filed at the Company's expense.

---------------------------------------------------------------------------------------------------------------------
                                                                                               SHARES
                                                    PREFERRED       SHARES OF                BENEFICIALLY    SHARES
                     NAME                             STOCK       COMMON STOCK    WARRANTS      OWNED      REGISTERED
---------------------------------------------------------------------------------------------------------------------
Yorkshire Capital Limited                                  0          60,000      360,000       420,000      420,000
Monet Capital Fund 1, LP                              14,000          79,185       35,000       114,185      114,185
TEFA Capital, Inc.                                    14,000          79,185       35,000       114,185      114,185
Ching-Jung Cheng                                      12,000          67,873       30,000       172,773       97,873
Clough Investment Partners I, LP                      11,400          64,480       28,500        92,980       92,980
Thomas G. Hill                                        10,000          56,561       25,000        81,561       81,561
Bruce Chiu                                             8,000          45,249       20,000        65,249       65,249
T. Stephen Thompson(1)                                 8,000          45,249       20,000       369,842       65,249
Chan Chee Wing                                         6,000          33,937       15,000       208,747       48,937
Jesse B. Shelmire                                          0               0       42,500        42,500       42,500
Scott R. Griffith                                          0               0       42,500        42,500       42,500
Cheng Yuk Chor Dickie                                  4,000          22,624       10,000        49,624       32,624
High Achiever Inc.                                     4,000          22,624       10,000        32,624       32,624
Arvin H. Kash                                          4,000          22,624       10,000        91,857       32,624
Kingsway Lion Spur Technology Ltd.                     4,000          22,624       10,000        32,624       32,624
Li Kwo Yuk                                             4,000          22,624       10,000        32,624       32,624
Wong Lin Chooi                                         4,000          22,624       10,000        32,624       32,624
Eric L. Sorkin(2)                                      3,600          20,362        9,000       280,362       29,362
Clough Offshore Fund, Ltd.                             3,400          19,231        8,500        27,731       27,731
Thorpe Limited                                         2,800          15,837        7,000        22,837       22,837
Tsang Wai Ping Alfred                                  2,800          15,837        7,000        22,837       22,837
Fu Hui Chen                                            2,500          14,140        6,250        20,390       20,390
Dwight B. Crane                                        2,400          13,575        6,000        29,575       19,575
Frederick W. Wackerle(2)                               2,400          13,575        6,000        65,797       19,575
Lau Chu                                                2,000          11,312        5,000        21,312       16,312
To Wing Ming James                                     2,000          11,312        5,000        20,512       16,312
Vivienne Lee                                           2,000          11,312        5,000       107,912       16,312
Ho Sin Wai Celia                                       2,000          11,312        5,000        16,312       16,312
Donald H. Wong                                         2,000          11,312        5,000        29,322       16,312
Select Defender Fund                                   2,000          11,312        5,000        16,312       16,312
Wo Ka Po                                               2,000          11,312        5,000        16,312       16,312
Griffith Shelmire Partners, Inc.                           0               0       15,000        15,000       15,000
Val Busler                                             1,200           6,787        3,000         9,787        9,787
Clough Investment Partners II, LP                      1,200           6,787        3,000         9,787        9,787
Lau Mei Lin Amy                                        1,200           6,787        3,000        11,537        9,787
Cheung Wai Hung                                        1,000           5,656        2,500         8,156        8,156
Stephen D. Chubb                                       1,000           5,656        2,500        14,406        8,156
John J. Orlando                                        1,000           5,656        2,500        12,656        8,156
Purchase Power Management Ltd.                         1,000           5,656        2,500         8,156        8,156
Wong Hon Fai Jones                                     1,000           5,656        2,500         8,156        8,156
Martin Boyle                                             800           4,525        2,000         6,525        6,525
---------------------------------------------------------------------------------------------------------------------

                                     -S-20-

                                TABLE CONTINUED

---------------------------------------------------------------------------------------------------------------------
                                                                                               SHARES
                                                    PREFERRED       SHARES OF                BENEFICIALLY    SHARES
                     NAME                             STOCK       COMMON STOCK    WARRANTS      OWNED      REGISTERED
---------------------------------------------------------------------------------------------------------------------

Chu Yau Shun                                             800           4,525        2,000         6,525        6,525
Lo Sui Sun                                               600           3,394        1,500         4,894        4,894
Au Yeung Chun Kit                                        500           2,828        1,250         4,078        4,078
Leung Shuk Lan                                           500           2,828        1,250         4,078        4,078
John Coonan                                              400           2,262        1,000         6,262        3,262
James M. Florsheim Trust                                 400           2,262        1,000        14,262        3,262
Gary C. Parks(3)                                         400           2,262        1,000        40,984        3,262
Michael Volpe                                            400           2,262        1,000         3,262        3,262
Pontikas Investment Trust                              2,000          11,312        5,000        74,178       16,312
Specialized Capital Inc.                               2,000          11,312        5,000        16,312       16,312
Leo S. Walsh                                             800           4,525        2,000         6,525        6,525
Scott Hess                                               600           3,394        1,500         4,894        4,894
---------------------------------------------------------------------------------------------------------------------
                                         Totals      160,000         965,536      860,250                  1,825,786
---------------------------------------------------------------------------------------------------------------------

(1) T. Stephen Thompson is the President, Chief Executive Officer and a director of the Company. Mr. Thompson has agreed to forego the conversion of his Preferred Stock into Common Stock until such time as a majority of our stockholders vote to approve such conversion rights. The terms and conditions of conversion of Mr. Thompson's shares of Preferred Stock are fully described in the form of Amendment to the Subscription Agreement attached hereto as Exhibit 4.6.

(2) Eric L. Sorkin and Frederick W. Wackerle are directors of the Company. Messrs. Sorkin and Wackerle have agreed to forego the conversion of their Preferred Stock into Common Stock until such time as a majority of our stockholders vote to approve such conversion rights. The terms and conditions of conversion of Messrs. Sorkin's and Wackerle's shares of Preferred Stock are fully described in the form of Amendment to the Subscription Agreement attached hereto as Exhibit 4.6.

(3) Gary C. Parks is the Chief Financial Officer and Secretary of the Company. Mr. Parks has agreed to forego the conversion of his Preferred Stock into Common Stock until such time as a majority of our stockholders vote to approve such conversion rights. The terms and conditions of conversion of Mr. Parks' shares of Preferred Stock are fully described in the form of Amendment to the Subscription Agreement attached hereto as Exhibit 4.6.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Under our amended and restated certificate of incorporation, our authorized capital stock consists of:

     30,000,000 shares of common stock, par value $0.01 per share; and

     5,000,000 shares of preferred stock, par value $0.01 per share.

     As of March 6, 2002, we had 6,066,459 shares of Common Stock outstanding (not including 905,536 shares of Common Stock reserved for conversion of Series A Convertible Preferred Stock, 508,478 shares of Common Stock reserved for exercise of outstanding options and 2,035,250 shares of Common Stock reserved for exercise of outstanding warrants held by certain investors). Of the shares outstanding, 3,976,175 shares of Common Stock are freely tradable without restriction. All of the remaining 2,090,284 shares are restricted from resale except pursuant to certain exceptions under the Securities Act of 1933, as amended.

     The following descriptions are summaries of the material terms of our capital stock. You should refer to the applicable provisions of the Delaware Law, our amended and restated certificate of incorporation, our bylaws and, if

                                     -S-21-
applicable, any prospectus supplement, for additional information about our capital stock. See "Where You Can Find More Information."

COMMON STOCK

     Our Common Stock is traded on the NASDAQ SmallCap Market under the symbol "IMMT." Each share of our Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote. There is no cumulative voting for election of directors. Accordingly, the holders of a majority of the shares voted can elect all of the nominees for director.

     Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our Common Stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available for that purpose. Upon liquidation, dissolution or winding up, subject to preferences that may be applicable to any outstanding preferred stock, the holders of our Common Stock are entitled to a pro rata share in any distribution to stockholders. Our Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock. All outstanding shares of our Common Stock are fully paid and nonassessable.

                              PLAN OF DISTRIBUTION

     The distribution of the Shares described in this Prospectus may be effected from time to time in one or more transactions either at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices; or at negotiated prices. We and any Selling Stockholders may offer and sell the Shares described in this prospectus
(i) through agents, (ii) through one or more underwriters or dealers, (iii) through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction, (iv) directly to one or more purchasers (through a specific bidding or auction process or otherwise), (v) in "at the market offerings," within the meaning of Rule 415(a)(4) of the Securities Act, (vi) through a combination of any of these methods of sale, or (vii) at a fixed exchange ratio in return for other of our securities.

     To our knowledge, the Selling Stockholders have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the Shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sales of Shares by the Selling Stockholders. Any Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus. We will pay all costs and expenses incurred in connection with the registration of the Shares offered by this Prospectus. Any brokerage commissions and similar selling expenses attributable to the sale of Shares by the Selling Stockholders will be borne by the Selling Stockholders.

     We have agreed to indemnify the Selling Stockholders and the Selling Stockholders' respective officers, directors, employees and agents, and each person who controls such Selling Stockholders, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act, and the Selling Stockholders have agreed to indemnify us and our directors and

                                     -S-22-
officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act, in each case in connection with their offering.

     We or the Selling Stockholders may solicit offers to purchase the Shares directly and we or the Selling Stockholders may sell the Shares directly to institutional or other investors. We or the Selling Stockholders may enter into agreements with agents, underwriters and dealers under which we or the Selling Stockholders may agree to indemnify the agents, underwriters and dealers against certain liabilities, including liabilities under the Securities Act, or to contribute to payments they may be required to make with respect to these liabilities. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or the Selling Stockholders in the ordinary course of business.

     If we or any Selling Stockholders offer and sell Shares through an underwriter or underwriters, then we or the Selling Stockholders will execute an underwriting agreement with the underwriter or underwriters. The names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers, which may be in the form of discounts, concessions or commissions, if any, will be described in a prospectus supplement, if applicable, which will be used by the underwriters to make resales of the Shares. If we or the Selling Stockholders offer and sell the Shares through a dealer, then we, the Selling Stockholders or an underwriter will sell the Shares to the dealer, as principal. The dealer may then resell the Shares to the public at varying prices to be determined by the dealer at the time of resale.

     We or the Selling Stockholders may grant underwriters who participate in the distribution of the Shares an option to purchase additional Shares to cover over-allotments, if any, in connection with the distribution.

                                  LEGAL MATTERS

     Legal matters in connection with the validity of the Shares offered hereby will be passed upon for the Company by Cadwalader, Wickersham & Taft, New York, New York.

                                     EXPERTS

     The financial statements incorporated in this Prospectus by reference from our Annual Report on Form 10-KSB/A (Amendment No. 1) for the year ended March 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                    GLOSSARY

     As used in this Prospectus, the following terms have the meanings set forth below.

AIDS Acquired immune deficiency syndrome, a disease caused by a virus.

DB289                           The designation given to our lead dication.


                                     -S-23-

Dication A chemical molecule with two positively charged ends that are held together by a chemical linker. Dications bind to the DNA of infectious organisms.

DNA A type of molecule made up of polymerized deoxyribonucleotides linked together by phosphate bonds.

FDA                             U.S. Food and Drug Administration.

HCV Hepatitis C virus or HCV is one of the viruses that cause acute and chronic hepatitis. Persons who are chronically infected with hepatitis C are at an increased risk for the development of cirrhosis and liver cancer.

HIV HIV is the human immunodeficiency virus most researchers believe causes AIDS.

IND Investigational New Drug Application - a document required to be filed with the FDA prior to performing clinical studies on human subjects in the United States.

Leishmaniasis                   An infection caused by a protozoal parasite that
                                affects the skin and abdominal organs, causing ulcers or skin disorders that resemble leprosy.

PCP Pneumocystis carinii pneumonia ("PCP") is a protozoal infection of the lungs, and most common of the AIDS associated diseases.

Phase I Clinical testing in which the safety and pharmacological profile of a new drug is established in humans.

Phase II Clinical testing in which the effectiveness of a new drug is established in humans. This includes establishing the dose amount and frequency required to achieve a therapeutic effect, the metabolic rate of the administered drug, and the toxicity profile in specific patient populations.

TB A disease caused by bacteria, Mycobacterium tuberculosis, that is transmitted by breathing in or eating infected droplets, usually affecting the lungs, although infection of other organ systems can occur.

Trypanosomiasis                 An infection caused by a protozoal parasite and
                                transmitted usually by insect bites. Also known as African Sleeping Sickness.

                                     -S-24-

======================================= ========================================


                                                 IMMTECH INTERNATIONAL,
                                                          INC.



                                                    2,500,000 SHARES
                                                      COMMON STOCK




                                            -------------------------------
                                                       PROSPECTUS
                                            -------------------------------




                                                     MARCH 14, 2002


======================================= ========================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth our estimates of the expenses to be incurred in connection with the offering of the Shares of Common Stock being offered hereby:


SEC Registration Fee:                             $ 1,306.00

Printing expenses:*                               $ 1,000.00


Legal fees and expenses:*                         $50,000.00

Accounting fees and
expenses:*                                        $15,000.00

Miscellaneous expenses:*                          $ 6,000.00
                                                  ----------

TOTAL:                                            $73,306.00
                                                  ==========
--------------------------

* Estimated

     We will pay all costs and expenses incurred in connection with the registration of the Shares. Any brokerage commissions and similar selling expenses attributable to the sale of Shares by the Selling Stockholders will be borne by the Selling Stockholders.

Item 15.  Indemnification of Directors and Officers.

     Limitation of Director's Liability

     Our Bylaws ("Bylaws") eliminate the liability of directors to the fullest extent permissible under Delaware Law. Delaware Law permits a corporation to limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of certain fiduciary duties as a director, provided that the director's liability may not be eliminated or limited for: (a) breaches of the director's duty of loyalty to the corporation or its shareholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit. A director's liability may also not be limited for violation of, or otherwise relieve the corporation or its directors from the necessity of complying with, federal or state securities laws or affect the availability of non-monetary remedies such as injunctive relief or rescission.

     Indemnification of Officers and Directors

     Our Bylaws relating to indemnification require that we indemnify our directors and executive officers to the fullest extent permitted under Delaware Law, provided that we may modify the extent of such indemnification by individual contracts with our directors and executive officers, and provided further, that we will not be required to indemnify any director or executive officer in connection with a proceeding initiated by such person, with certain exceptions. Delaware Law, our Bylaws, as well as any indemnity agreements, may also permit indemnification for liabilities arising under the Securities Act or the Exchange Act.

     The Board of Directors has been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities arising under the Securities Act is contrary to public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the Shares being registered hereby, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and such claim for indemnification will be governed by the final adjudication of such issue.

Item 16.  Exhibits and Financial Statement Schedules.

     See Exhibit Index immediately following the Signature Page.

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's Annual Report under Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, on March 14, 2002.

                                    IMMTECH INTERNATIONAL, INC.



                                    By:  /s/ T. Stephen Thompson
                                       -----------------------------------------
                                       Name:  T. Stephen Thompson
                                       Title: President, Chief Executive Officer
                                              and Director

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints T. Stephen Thompson his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and the documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   In accordance with the requirements of the Securities Act of 1933, as amended, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

                         SIGNATURES                                              TITLE
 -------------------------------------------------------     -------------------------------------------------

By:  /s/ T. Stephen Thompson
    ----------------------------------------------------     President, Chief Executive Officer and Director
                    T. Stephen Thompson                           (Principal Executive Officer)


     /s/   Gary C. Parks
     ---------------------------------------------------      Chief Financial Officer, Treasurer and Secretary
                         Gary C. Parks                            (Principal Financial and Accounting Officer)



     ---------------------------------------------------
                     Harvey R. Colten, M.D.                  Director


     /s/  Eric L. Sorkin
     ---------------------------------------------------
                         Eric L. Sorkin                      Director


     /s/  Cecilia Chan
     ---------------------------------------------------
                       Cecilia Chan                          Executive Vice President and Director



     ---------------------------------------------------
                   Frederick W. Wackerle                     Director


By:  /s/  T. Stephen Thompson
    ----------------------------------------------------
                      T. Stephen Thompson
                       Attorney-In-Fact

                                     Index to Exhibits
                                     -----------------

Exhibit       Description
------        -----------

4.1(1)        Form of Common Stock Certificate

4.2(2)        Certificate of Designation, Series A Convertible Preferred Stock

4.3(2) Form of Regulation D Subscription Agreement for February 14, 2002 and February 22, 2002 Private Placements

4.4(2) Form of Regulation S Subscription Agreement for February 14, 2002 Private Placements

4.5(2) Form of Warrant Agreement for February 14, 2002 and February 22, 2002 Private Placements

4.6(2)        Form of Amendment to the Subscription Agreement

5.1(3)        Opinion of Cadwalader, Wickersham & Taft

23.1(3)       Consent of Deloitte & Touche LLP

23.2(3)       Consent of Cadwalader, Wickersham & Taft (included in Exhibit 5.1)

24.1(3)       Powers of Attorney (included on signature page)

(1) Incorporated by reference to Amendment No. 2 to the Company's Registration Statement on Form SB-2 (Registration Statement No. 333-64393), as filed with the Securities and Exchange Commission on March 30, 1999.

(2) Incorporated by reference to the Company's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on February 14, 2002.

(3)  Filed herewith.